UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of August 2007
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

ANNUAL HIGHLIGHTS
■
Headline earnings of 43 SA cents per share
■
Cash earnings per share up by 73%
■
First net profit in three years
■
Development up by 35%
FINANCIAL SUMMARY FOR THE QUARTER AND YEAR ENDED 30 JUNE 2007
Quarter
Quarter
Q-on-Q
Quarter
Financial year
March 2007
June 2007    % variance
June 2006
2006
2007
Gold produced
– kg
18 010
16 396
(9.0)
17 243
74 242
72 602
– oz
579 032
527 141
(9.0)
554 373
2 386 925
2 334 198
Cash costs
– R/kg
103 608
149 180
(44.0)
93 968
88 629
112 407
– $/oz
445
655
(47.2)
452
433
486
Cash operating profit
– Rm
869
39
(95.5)
645
1 459
2 554
– US$m
120
6
(95.0)
100
229
353
Cash earnings
– SA c/s
218
10
(95.4)
163
371
642
– US c/s
30
1
(96.7)
25
58
89
Basic profit/(loss)
– SA c/s
62
(163)
(362.9)
(11)
(133)
86
– US c/s
9
(23)
(355.6)
(2)
(21)
12
Headline profit/(loss)
– SA c/s
58
(133)
(329.3)
(52)
(269)
43
– US c/s
8
(19)
(337.5)
(8)
(42)
6
Fully diluted earnings/(loss)
– SA c/s
61
(163)
(367.2)
(11)
(133)
85
– US c/s
8
(23)
(387.5)
(2)
(21)
12
P

HARMONY FINANCIAL REVIEW FOR THE FOURTH QUARTER
AND YEAR ENDED 30 JUNE 2007

P

Operational Review

Reconciliation between cash operating profit and cash generated/(utilised) by operations for the year ended 30 June 2007 (Rand)(unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
29

ACTING CHIEF EXECUTIVE’S REVIEW
Harmony submits its report to shareholders for the fourth quarter and the year ended 30 June 2007. Three significant events occurred at Harmony subsequent to the quarter end.
■
After twelve years, Bernard Swanepoel resigned his position as Chief Executive of Harmony. Bernard grew the company from a single mining lease to the world’s fifth largest gold producer and spearheaded the company’s strong acquisition phase. Harmony wishes Bernard every success in his future endeavours.
■
Harmony issued to shareholders the company’s first trading statement drawing attention to the quarter’s anticipated cost increases and operational problems.
■
Harmony’s Financial Director Nomfundo Qangule resigned and Frank Abbott was appointed in the position for an interim period of six months until a suitable appointment can be made by the Harmony board of directors.
As Acting Chief Executive, it is my pleasure to report on the company’s improved financial results for the 2007 Financial Year and the disappointing performance for the June quarter. In this report I will expand on the current financial status of the company, the reviewed strategy and the positive changes to be implemented to return the company to a clean bill of health in order to yield financial returns for our shareholders.
Operational performance
Harmony achieved a sound financial performance for the financial year ended 30 June 2007, posting a net profit of
R341 million compared with a net loss of R525 million for 2006. Cash operating profit increased to R2.6 billion (R1.5 billion:
2006) and operating profit improved to R1.2 billion from R255 million in FY06. Revenue for the year was up by 33% to
R10.7 billion (R8.0 billion: 2006) on the back of an improved gold price in dollar terms of $638/oz (average for the year) and a weaker Rand/dollar exchange rate of R7.20. Basic headline earnings per share improved substantially to 43 SA cents from a loss of 269 SA cents per share recorded in FY06.
Cash operating costs increased year on year by R1.6 billion from R6.6 billion to R8.2 billion. The last six months’ increasing costs have been a major concern for management and cost control is already being actively addressed at all levels of the operations, but more specifically in areas of capital expenditure, overheads and services. We will, however, have to work harder to reduce the overhead costs linked to Rand per tonne and simultaneously increase our grades by working smarter to ensure that ultimately our Rand per kilogram cost is also reduced.
The main contributors to costs were consumables and supervisory labour. The once-off cost adjustment for the June quarter is ascribed to the newly installed accounting software system that resulted in some of the March quarter’s costs being captured in the June 2007 quarter. As a result, Harmony’s total cash operating costs rose by 31.1% quarter-on-quarter to R2.4 billion from R1.9 billion.
An internal review of our new accounting system is currently underway to address the shortcomings of the system in an effort to understand the underlying issues and establish the current backlog of payments in order to improve cost management. Employee’s knowledge of the system will be established and where necessary, retraining will be provided to ensure the highest level of proficiency.
External consultants have been engaged to do a comprehensive audit of the system. We anticipate that the system should be bedded-
down within six months. A further audit conducted by Harmony’s auditors should be completed in December 2007.
Another area that is enjoying special scrutiny is the Conops method of operation being employed at a number of the company’s mines. It should be emphasised that not all of Harmony’s mines operate on the Conops method. A task team has been appointed under the auspices of Chief Operating Officer, Alwyn Pretorius, to analyse fully the benefit and cost implications of this method to the company in order to evaluate its efficiency. A full analysis of Tshepong has already been completed and that of Elandsrand commenced recently. We should be in a position, in the September quarter, to provide feedback on the analysis identifying operations that benefit from Conops and those that do not. A final decision on the outcome of this method of operation will be made in the December quarter.
P

Capital expenditure
Attributable capital expenditure for the Growth Projects incurred during 2007 totalled R457 million, a large percentage of this expenditure was incurred at the Hidden Valley Mine project in Papua New Guinea.
The Hidden Valley project, together with the other four SA major capital projects require significant capital expenditure in the next 12 to 36 months based on the current project delivery schedules. We are evaluating the planned capital expenditure together with the project timeline.
Funding options are being investigated including raising debt and disposal of certain assets, such as the Cooke uranium dump.
Financial items
Exploration expenditure
Harmony’s exploration activities carried out during the year amounted to R194 million. Although exploration is an important part of the reserves and resources pipeline, the company’s current cash situation will dictate which current activities should be continued, slowed down or temporarily suspended.
Exploration activities at Evander South and Target North will be slowed down, while the activities in Senegal, West Africa will be suspended. Whilst we will continue with exploration in PNG, which is considered to be our most important exploration activity, we will, in the short term, have to refocus the team to extract optimal value from our investment.
In July 2007, Harmony completed the pre-feasibility studies for the Wafi/Golpu, copper/gold deposit, located at the Wafi site in the Morobe province of PNG. The Wafi (gold deposit) pre-feasibility currently underway is due for completion in November 2007.
The Golpu study identified a technically and economically viable project plan, with the definition of a probable ore reserve of
70.8 million tonnes, grading 1.1% copper, 0.61g/t gold and 121ppm molybdenum. Total project expenditure to date is 36.6 million
Kina (AUD16.6 million), with an additional expenditure of 4.4 million Kina (AUD2.0 million) forecast for completion of the study.
The project will be put through a stage-gated process before it is presented to the board for approval on whether or not to proceed to full feasibility study. The possibility of complementary or investment partnerships could be considered to turn the projects into newly commissioned mines.
Impairment
An impairment charge of about AUD65 million was recognised on the Western Australian assets at year-end, mainly as a result of the shortened mine life at Mt Magnet, which impacted on the Life of Mine Valuation for asset-carrying values and undeveloped properties. Although a portion of the impairment charge relates to South Kal Mine (AUD20 million), based on its declared reserves and resources, the profit to be realised on the disposal of the nickel assets was not taken into account to offset this amount, as those disposals will only be recognised in future.
Strategy
Our three-pronged strategy which is underpinned by the company’s growth drivers will remain mostly unchanged.
We will continue to exploit complementary and opportunistic acquisitions both locally and internationally, however, this activity is not considered a priority as our more urgent and immediate focus will be devoted to our current operations.
After reviewing the disposal strategy, it was decided to suspend the disposal of any further assets, with the exception of those deals that Harmony has already committed itself to. These include the Orkney shafts 2, 4 and 7 to Pamodzi Investment Holdings;
South Kal Mines to Dioro Exploration NL in Australia, and in time the Mt Magnet operation as well as the Cooke uranium dump in Randfontein.
P

Our focus on operations will include internal due diligence studies. Consistently loss-making shafts will be closed down and employees redeployed within the company.
The upgrading of our Growth portfolio to increase our production by 1.4 million ounces remains core to our organic growth ambitions. All projects will be scrutinised and capital expenditure commitments carefully understood. Some project delays may occur as Harmony’s current financial constraints may affect project scheduling and the time taken to bring these new mines on stream. During the next six months, our Growth portfolio’s expenditure commitments will be communicated to shareholders as well as delays, if any, in production build-up.
Ore reserves
At 30 June 2007, Harmony’s ore reserves reflected a year-on-year depletion of 2.4 million ounces when compared with the combined ore reserves for 30 June 2006. Disposals of assets, shaft closures and the loss of the Western Areas equity ounces accounted for a further decrease of 5.3 million ounces of reserves.
The pre-feasibility studies at Harmony’s Evander South Project as well as Golpu in Papua New Guinea (PNG) added 3.5 million ounces to the reserves. Copper and molybdenum reserves have not been included as gold equivalents. A further increase of
1.8 million ounces is attributable to growth in the reserves from the South African operations. After accounting for the depletion and replacements, Harmony’s current gold ore reserves amount to 53.6 million ounces.
A gold price of US$520/oz was used for the conversion of Mineral Resources to Ore Reserves at our South African and
Australasian operations. An exchange rate of USD/ZAR6.88 for South Africa and AUD/USD0.73 for Australia has been used, resulting in a gold price of R115 000/kg or AUD712/oz , respectively.
Following an extensive drilling exploration programme, Harmony declared its uranium mineral resources, within the measured resource category. Five tailings dams in Randfontein delivered 360 million tonnes containing 79 million pounds of U3O8;and six tailings dams in the Free State with 190 million tonnes containing 30 million pounds of U3O8. These resources represent the total contained dump resources and no economic cut-offs have been applied. Economics of dual pay limits have also not been applied.
Later in the year, Harmony’s Ore Resources Executive, Jaco Boshoff, will deliver a presentation to Harmony’s investment community on our ore reserves. We will highlight the areas where our ore reserves are located, quantify current reserves being mined and reserves to be mined in the longer term. In addition, we will illustrate how our stated ore reserves relate to our future production and yields.
After a recent inspection of some of Harmony’s Quality mines, I can safely state that Harmony has excellent ore-bodies.
I am confident that through team work, a diligent and dedicated management and workforce, each mine should be in a position to produce at maximum grade levels.
Management
Executive management had in the past months been depleted and no replacements had been made. This key issue of management capacity had been raised by concerned shareholders and critics. In order to address these vacancies, one external and two internal appointments were made. We recognise that further appointments will be required especially from the mining engineering and financial fields.
Until recently, executive management was too thinly stretched and had too large a span of control. Going forward we will have disciplined, committed management, to support future growth. Management has undertaken to reverse the downward trend of the gold production and the unsatisfactory upward trend of the operating cost and consequently the unit cost.
Dividend
Harmony is committed to large capital expenditures for the next four years in order to increase production volumes. During this period, cash generated by the operations will be utilised to fund our Growth projects. Accordingly, no final dividend was declared by the Board of Directors for the financial year ended 30 June 2007.
P

Outlook
Our back to basics approach and focus on disciplined mining should have the management and workforce concentrate on reversing the direction of the downward trend of our production and the upward trend in our cost graphs.
We are keenly aware that good management and intensive cost controls should enhance the company’s prospects. Although no dramatic upturn should be expected in the next two quarters, productivity improvements will, however, be demanded from each employee throughout the company.
We have commenced with our new strategy to realise our full potential. To this end, our South African operations will not be sub-divided nor are any further assets for sale.
We have excellent orebodies, well-advanced projects and high-calibre management. With a clear focus on future improvements in production and costs, we should begin to contribute to the future prosperity of Harmony.
A note of thanks
I would like to extend my appreciation and gratitude to the board for their guidance and to management and employees for their valued support. I would also like to thank our shareholders who have remained committed to Harmony.
P

SAFETY AND HEALTH REPORT
■
An improved safety performance for FY2007
■
Bambanani and Tshepong each achieved one million fatality free shifts
■
Orkney and Cooke each achieved 500 000 fatality free shifts
Harmony continued its intense focus on safety and these efforts are reflected in the significant improvements made during the 2007 financial year.
Although the June quarter showed a 5% regression in the fatality injury frequency rate (FIFR) of 0.22 compared with 0.20 for the March quarter, an annualised improvement of 19% was achieved for 2007.
The Lost Time Injury Frequency Rate (LTIFR) improved slightly during the quarter from a rate of 15.41 to 15.27, an improvement of 1.0%, while an exceptional annualised improvement of 11.6% was recorded.
Notwithstanding the overall improvements made in safety, regrettably 27 employees died at Harmony’s operations during the
2007 financial year as a result of work related accidents.
Management is committed to zero-fatalities and every effort will be made to maintain focus on this objective.
There were no lost time injuries at Hidden Valley during the quarter. The number of incidents and reports of hazards is, however, rising and is consistent with increased activity on site. A stronger focus on safety issues will be imposed going forward.
The LTIFR at Australian operations remains at 4.2 which is the same as the Industry average.
P

FOURTH QUARTER AND YEAR ENDED JUNE 2007 UNDER REVIEW
Harmony’s June 2007 quarter was beset by a number of unforeseen difficulties. Harmony’s Board of Directors issued a Trading
Statement advising shareholders that the June quarter-on-quarter variance was attributable to a combination of lower production and an increase in costs.
Attributable gold produced for the SA underground operations during the June 2007 quarter, decreased from 15 655kg to
14 019kg in the March 2007 quarter, mainly due to a reduction in tonnages because of the orepass blockage at Bambanani necessitating the temporary closure of the mine and sending workers on leave for a month. The decrease in recovery grade from 4.97g/t to 4.76g/t for the quarter, was ascribed to mining a lower grade area at Tshepong.
The decrease in gold production as a result of lower grades, as well as extremely high costs resulted in the decrease in operating profit from R869 million in March 2007 quarter to R39 million in the June quarter.
The decrease in grade resulted in a 1 614kg reduction in production to 16 396kg for the quarter. The gold price received moved from R151 833 per kg during the March 2007 quarter to R151 552 per kg during the June 2007 quarter.
The Rand per tonne cost increased from R365/t previously to R461/t in June 2007 and the Rand per kilogram cost from
R103 608/kg in March 2007 to R149 180/kg in the June 2007 quarter.
Harmony’s total cash operating costs were up by 31.1% quarter-on-quarter to R2.4 billion. The company ascribes this in part to the newly installed accounting software system that resulted in some of the March quarter’s costs being captured in the
June 2007 quarter. An average of the last six months’ cost is a more accurate reflection of the company’s current cost base.
The company’s cost base increased by 12% on the previous six months primarily due to consumables (stores) and supervisory labour.
Gold production for our Australian operations decreased by 10.0% to 1 447kg in the June 2007 quarter mainly due to a lower recovery grade of 2.09g/t compared to recorded grades of 2.32g/t in the March 2007 quarter. The negative variance in grade resulted in a R23 million loss in revenue. Although operating costs increased by R37.4 million during the 4th quarter the
Australian operations recorded a loss of R8.5 million for the June quarter.
Harmony reported a net loss of R653 million for the June quarter compared with a net profit of R247 million for the previous quarter. The current quarter’s results were negatively affected mainly by the R830 million decrease in operating profit and the impairment of assets of R268 million as a result of the shortened mine life at Mt Magnet due to the recent seismic events.
The performance of the company is set out in the following tables:
Q-on-Q                                           Financial year
March 2007
June 2007
% Variance
June 2006
2006
2007
Production
– kg
18 010
16 396
(9.0)
17 243
74 242
72 602
Production
– oz
579 032
527 141
(9.0)
554 373
2 386 925     2 334 198
Revenue
– R/kg
151 833
151 552
(0.2)
131 358
108 268
147 580
Revenue
– US$/oz
652
665
2.0
631
529
638
Cash cost
– R/kg
103 608
149 180
(44.0)
93 968
88 629
112 407
Cash cost
– US$/oz
445
655
(47.2)
452
433
486
Exchange rate
– USD/ZAR
7.24
7.09
(2.1)
6.47
6.36
7.20
P

Cash Operating Margins
Q-on-Q
Financial year
March 2007
June 2007
% Variance
June 2006
2006
2007
Cash operating profit (Rm)
868.5
38.9
(95.5)
645.2
1 459
2 554
Cash operating profit margin (%)
31.8
1.6
(95.0)
28.5
18.1
23.8
Quarter on quarter cash operating profit variance analysis
Cash operating profit – March 2007
R868.5 million
– volume change
(R101.5) million
– working cost change
(R580.1) million
– recovery grade change
(R143.6) million
– gold price change
(R4.4) million
– net variance
(R829.6) million
Cash operating profit – June 2007
R38.9 million
Analysis of earnings per share (SA cents)
Quarter ended
Quarter ended
Quarter ended
Earnings per share (SA cents)
March 2007
June 2007
June 2006
Cash earnings
218
10
163
Basic earnings/(loss)
62
(163)
(11)
Headline earnings/(loss)
58
(133)
(52)
Fully diluted earnings/(loss)
61
(163)
(11)
Reconciliation between basic earnings and headline loss
Quarter ended
Quarter ended
Headline earnings in cents per share
March 2007
June 2007
Basic earnings
62
(163)
Profit on sale of property, plant and equipment
(1)
(17)
Profit on disposal of investment in GoldFields Limited
(1)
(8)
Profit on sale of Australian investment
(2)
–
Profit on sale of subsidiaries
–
–
Impairment of assets
–
39
Profit on sale of Western Areas investments
–
–
Headline earnings
58
(133)
P

Reconciliation between basic earnings and headline loss
Headline earnings in cents per share
Financial year
2006
2007
Basic earnings
(133)
86
Profit on sale of property, plant and equipment
(15)
(34)
Profit on disposal of investment in GoldFields Limited
(78)
8
Profit on sale of Australian investment
–
(2)
Profit on sale of subsidiaries
(4)
–
Impairment of assets
(39)
40
Profit on sale of Western areas investment
–
(55)
Headline earnings
(269)
43
CAPITAL EXPENDITURE
Attributable capital expenditure incurred at our Growth projects during the June 2007 quarter totalled R457 million compared with R299 million for the corresponding period in March 2007.
Harmony’s capital projects are central to the growth of the company and in order to sustain the capex schedule, the Growth projects will be trimmed of all non-essential expenditure or excesses.
Operational Capex
Actual
Actual
March 2007
June 2007
Rm
Rm
South African Operations
349
372
Australasian Operations
62
51
Total Operational Capex
411
423
Project Capex
Capital
invested
to date
Rm
Doornkop South Reef
65
82
588
Elandsrand New Mine
38
18
565
Tshepong North Decline
19
24
258
Phakisa Shaft
62
54
564
Hidden Valley PNG
115
279
621
Total Project Capex
299
457
2 596
Total Capex
710
880
P

Operational Capex Actual
Financial year
2007
Rm
South African Operations 1 375
Australasian Operations 194
Total Operational Capex 1 569
Project Capex
Doornkop South Reef 238
Elandsrand New Mine 114
Tshepong North Decline 62
Phakisa Shaft 234
PNG 526
Total Project Capex 1 174
Total Capex 2 743
P

OPERATIONAL REVIEW
South African Operations
Tonnes Milled
Tonnages from the SA underground operations were 6.6% down at 2 944 000 tonnes (3 152 000 tonnes) for the quarter under review. The drop in tonnages is attributable to the orepass blockage at Bambanani, the re-engineering of Joel’s North Shaft which is expected to be completed end-September and the underperformance at Mt Magnet’s underground operations in
Australia.
Recovery Grades
Despite yields improving at Evander and Randfontein this was insufficient to mitigate the decrease in grade from Tshepong,
Target and Mt Magnet.
Cost Control
Harmony’s Rand per tonne costs at the SA underground operations increased by 42.7% from R506/t to R722/t per tonne. Cash operating costs were also up by 33.3%. Lower recovery grades and consequently fewer kilograms produced resulted in higher unit cost of R151 599/kg (R101 868/kg).
This is in part ascribed to the newly installed accounting software system that resulted in some of the March quarter’s costs being captured in the June 2007 quarter. Productivity and supervisory labour were two additional items contributing to the cash cost increases in the June quarter. A six-monthly average is more representative of Harmony’s present cash cost, associated with under-performance in gold production.
Total SA cash operating costs were up by 32.4% quarter-on-quarter from R1.7 billion to R2.2 billion.
Development
Q-on-Q
Total Metres ‘000
March 2006
June 2007
% Variance
Quality
20.4
22.5
10.3
Growth
6.2
6.4
3.2
Leverage
11.8
11.3
(4.2)
Total
38.4
40.2
4.7
Harmony has invested significantly in the development of its ore bodies. Development for the June quarter was 4.7% up on the previous quarter.
P

Quarterly profit comparison for operations
OPERATION
WORKING PROFIT (Rm)
VARIANCES (Rm)
March-07
June-07
Variance
Volume
Grade
Price
Costs
South African operations
Quality ounces
496.5
72.6
(423.9)
32.3
(95.1)
(4.6)
(356.5)
Growth ounces
54.5
62.1
7.6
(0.7)
39.7
(3.3)
(28.1)
Leverage ounces
235.0
(138.5)
(373.5)
(168.3)
(56.8)
(2.4)
(146.0)
Surface operations
35.3
51.2
15.9
36.2
(8.4)
0.2
(12.1)
Australasian operations
47.2
(8.5)
(55.7)
(1.0)
(23.0)
5.7
(37.4)
Total Harmony
868.5
38.9
(829.6)
(101.5)
(143.6)
(4.4)
(580.1)
Quality operations
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts.
Q-on-Q                                           Financial year
March 2007
June 2007
% Variance
June 2006
2006
2007
U/g tonnes milled
(‘000)
1 496
1 535
2.6
1 618
6 178
6 257
U/g recovery grade
(g/t)
5.45
5.05
(7.3)
5.26
5.75
5.31
U/g kilograms produced
(kg)
8 158
7 745
(5.1)
8 510
35 494
33 248
U/g working costs
(R/kg)
91 055
141 949
(55.9)
80 454
78 379
102 327
U/g working costs
(R/tonne)
497
716
(44.1)
423
450
544
Tshepong Mine
At Tshepong, area mined decreased by 4.6% quarter on quarter as a result of two seismic events and forced panel moves due to below cut-off grades. This decrease, however, only had a slight impact on tonnages milled.
Grade was down quarter on quarter due to increases in stoping width and off-reef mining, contributing to the decrease in average mining grade. Decreases in mine call factor and shaft call factor lead to lower recovered grade. Towards the end of the quarter, crews were moved to higher grade areas and ledging began at two raises holed at Sub 66, which contain higher and more predictable grade.
Cost increased to R538/t from R492/t and R/kg increased by 26.5% from R78 471/kg to R99 267/kg mainly due to the drop in recovered grade of 13.6% from 6.27g/t to 5.42g/t and consequently gold production was down by 14.8% from 2 444kgs to 2 083kgs.
Target Mine
Target produced higher volumes due to increased vehicle availability and face advance. This quarter also saw increase in square meters and higher loading rates due to improved fragmentation. The vehicle replacement strategy should contribute to further improvement and consistency.
Grade decreased due to the depletion of higher grade massive stopes, a decrease in higher grade development and moving mining to lower grade areas as dictated by the stope sequencing.
Volumes were 13.7% higher at 224 000t from 197 000t, but yield decreased by 13.3% from 5.94g/t to 5.15g/t, gold production.
P

Masimong Mine
Tonnages mined at Masimong increased by 5.9% from 236 000 tonnes to 250 000 tonnes for the quarter. However, recovered mining grades showed a drop of 9.9% from 4.86g/t to 4.38g/t during the quarter and kilograms produced decreased by 4.5%
from 1 148kgs to 1 096kgs. Panels were moved to higher identified grade areas towards the end of the quarter.
Evander
Good increase in stoping volume and reduced machinery downtime resulted in an increase in tonnes.
Although production improved due to improved mine call factor to 1 925kg (1 869kg), recovery grade was flat at 5.17g/t.
Rand per kilogram costs were 28% up at R125 648/kg while working costs were 31.8% higher at R241 million, mainly due to steel costs, as well as stores and materials over-expenditure.
Randfontein Operations
Tonnages from Randfontein saw a marked improvement for the June quarter from 311 000 to 305 000 tonnes.
Lack of flexibility and low grade areas as well as loss in face length on the high grade pillars impacted negatively on grade recovery. Recovery grade dropped to 4.88g/t from 4.91g/t, while kilograms produced reduced by 2.6%.
Rand per kilogram costs were exceptionally higher at R155 266/kg from R117 253/kg previously.
Leveraged operations
Shafts included under this section are Bambanani, Joel, West Shaft, St Helena, Harmony, Merriespruit, Unisel, Brand, and Orkney.
Q-on-Q                                           Financial year
March 2007
June 2007
% Variance
June 2006
2006
2007
U/g tonnes milled
(‘000)
1 277
1 031
(19.3)
1 119
4 644
4 997
U/g recovery grade
(g/t)
4.49
4.13
(8.0)
4.26
4.58
4.28
U/g kilograms produced
(kg)
5 740
4 261
(25.8)
4 768
21 257
21 383
U/g working costs
(R/kg)
111 291
184 161
(65.5)
113 074
100 790
126 957
U/g working costs
(R/tonne)
500
761
(52.2)
482
461
543
Volumes from Leverage Operations were down by 246 000 tonnes on the previous quarter as well as lower recovery grade of 4.13g/t. 240 000 tonnes is the direct result of issues at Joel (60 000 tonnes) and Bambanani (180 000 tonnes).
Work at Bambanani commenced mid-July after labour returned to work. Most of the labour had to be re-acclimatised and work areas required proper risk assessments to address hazards before work could start. This impacted the July month of the
September quarter.
Joel had to deal with additional unforeseen difficulties in the June quarter. The two biggest issues are the fact that the shaft ventilation column and cement column had to be removed when it was discovered that they were in extremely poor condition.
In an effort to counter the loss of production most crews have been moved to higher mineable grade panels.
P

South African surface operations (includes Kalgold)
Q-on-Q                                           Financial year
March 2007
June 2007
% Variance
June 2006
2006
2007
Surface tonnes milled
(‘000)
1 268
1 673
31.9
1 054
3 613
4 943
Surface recovery grade
(g/t)
0.59
0.56
(5.1)
0.66
1.00
0.64
Kilograms produced
(kg)
747
930
24.5
700
3 620
3 139
Working costs
(R/kg)
104 299
96 785
7.2
77 184
87 012
93 982
Working costs
(R/tonne)
61
54
11.5
51
87
60
Kalgold
Throughput at Kalgold decrease by 24% for the June quarter. Higher recovery grades from 1.03 to 1.57 g/t significantly improved profitability.
Most of the waste has now been mined in the D-Zone. The adjacent pits are in an advanced stage of design and are expected to significantly increase the life of mine and revenue contribution.
Project Phoenix
Total tonnes treated at the plant increased steadily to average about 280 000 tonnes per month. Additional surface sources treated at higher grade and higher recovery rates, contributed positively to profit.
Brand A equipment installation was completed and commissioned during the June quarter.
Annual Capital Expenditure Profile
Table (Rm)
2006
2007
2008
2009
2010
Total
Actual Sunk
15.14
22.43
37.57
Forecast
3.61
41.19
Total
15.14
22.43
3.61
78.76
P

AUSTRALIAN OPERATIONS
Highlights
■
HBJ/South Kal Mine project remained on track for ore production September 2007
■
Dioro tenement divestment transaction settled, with shares sold for AUD3.6 million
■
Nickel tenements at South Kal Mine sold for AUD23 million in two separate transactions
■
Agreement signed with Dioro for sale of South Kal Mines for AUD45 million
Q-on-Q                                           Financial year
March 2007
June 2007
% Variance
June 2006
2006
2007
Tonnes milled
(‘000)
694
691
(0.4)
775
3 084
2 961
Recovery grade
(g/t)
2.32
2.09
(9.9)
2.38
2.33
2.36
Kilograms produced
(kg)
1 608
1 447
(10.0)
1 844
7 201
6 992
Working costs
(R/kg)
120 225
159 417
(32.6)
92 760
85 673
118 635
Working costs
(R/tonne)
279
334
(19.7)
221
200
280
Production from our Australian operations was down at 1 447kg from 1 608kg, this was mainly due to lower recovery grade of 2.09g/t compared with 2.32g/t for the March quarter. This resulted in a R23 million loss in revenue. Operating costs increased by R37.4 million compared with March. The Australian operations recorded a loss of R8.5 million for June 2007.
During the quarter the remainder of the hedge book which was initially acquired with the purchase of the West Australian assets was closed out. The remaining 230 000 ounces were closed out at an average cost of AUD809 per ounce, for a total cost of AUD75.8 million. The whole amount was settled during the quarter from available cash sources. The close out has resulted in Harmony being totally unhedged again in line with its stated company objectives, and also allows the company the flexibility to deal with the Western Australian assets as it sees appropriate, without constraints.
An impairment charge of approximately AUD67 million was recognised on the Western Australian assets at year-end.
Two seismic events, one early in May and the other in mid-June, occurred in Hill 50 that significantly reduced the mine production. The May event resulted in the decision to systematically install a dynamic ground support regime in the lower levels of the mine, a program that is still ongoing and led to minimal stoping for the month.
Together with the proposed South Kal Mine disposal Harmony is working towards exiting its Western Australian assets in the shortest possible time.
South Kal Tenement Divestment – Dioro
The “Penfolds” tenement divestment to Dioro Exploration Pty Ltd at the South Kal operations was completed during the quarter with the transferral of tenements to Dioro and receipt of 45 million Dioro shares.
South Kal Tenement Divestment – Nickel Tenements
The nickel tenement divestment agreement for AUD20 million cash was signed during the quarter. Conditions precedent are required to be fulfilled before completion and receipt of the monies, which is expected in the September quarter, when this transaction will be accounted for.
South Kal Tenement Divestment – Location 45
A smaller tenement in including Location 45 and two mining tenements is also being divested to Australian Mines (ASX listed company). The terms of the agreement have been finalised and the document is due for signing in July. This package has been sold for AUD3 million cash, payable over three tranches. Completion of this agreement is expected before the end of the
September quarter.
P

GROWTH PROJECTS
■
Doornkop commences first scheduled stope blasting
■
Tshepong project 90% completed
Growth projects production performance from Doornkop and Elandsrand old mines
Q-on-Q                                           Financial year
March 2007
June 2007
% Variance
June 2006
2006
2007
U/g tonnes milled
(‘000)
379
378
(0.3)
391
1 361
1 554
U/g recovery grade
(g/t)
4.64
5.33
14.9
3.63
4.90
5.05
U/g kilograms produced
(kg)
1 757
2 013
14.6
1 421
6 670
7 840
U/g working costs
(R/kg)
121 289
119 800
1.2
120 626
108 445
117 289
U/g working costs
(R/tonne)
562
638
(13.5)
438
531
592
Significant advances were made at Harmony’s Growth projects with Doornkop commencing its first scheduled stope blasting of the South Reef. Recovery grade from Elandsrand and Doornkop increased during the quarter from 4.64g/t to 5.33g/t.
Operating costs increased by 13.2% in the June quarter.
Doornkop South Reef Capital Project
Project Overview
Doornkop commenced its first scheduled stope blasting of the South Reef in June 2007. It is anticipated that the build-up phase will be slow during the first month as only blasting of the stope will be performed. The momentum will pick up in month two and three when blasting will increase from three to six stopes.
Station development continued on 202, 205, 207 and 212 levels with a total of 10 269 cubic meters excavated. Access development also continued on 192 and 197 levels with 546 meters excavated and 341 meters of secondary development at
192 level.
The entire shaft has been excavated and all that remains is the lining and partial equipping of the 150 meters of shaft from
202 level to shaft bottom. During the past quarter 218 meters of shaft was lined and equipped and 85% of the station at
192 level has been equipped.
Exploration drilling of holes BH5, BH8 and BH11 intersected the South Reef during the quarter. The logging and sampling of these holes are currently in progress.
Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
2011
Total
Actual Sunk
13
98
114
147
238
610
Forecast
215
250
130
79
674
Total
13
98
114
147
238
215
250
130
79
1 284
P

Envisaged Costs (Ave at full production)
R/tonne
– R414/t
R/kg
– R63 005/kg
$/oz
– $301/oz
1st production
July 2007
Full production
December 2009
Future milestones
■
First gold
– July 2007
■
Rock winder installed and commissioned
– December 2007
■
Main shaft equipped and commissioned
– December 2007
■
Rock Winder Hoisting
– June 2008
Tshepong – Sub 66 Decline Project
Project Overview
The Tshepong project remains on budget and no budget overruns are foreseen for the next year. Ninety percent of the capital has been sunk.
Engineering work is 83% completed. The installation of the chairlift is in progress, the 72 level dam construction is completed and the installation of the pump station and pipes started in July 2007. The extension of the conveyor and mono-train to the end of the decline should be completed by December 2007.
The capital scope of work for 69 level and the sinking of the material/chairlift decline haulages are completed. The majority of the remaining development is on 71 level where the access development and raise lines should be completed in the next year.
Annual Capital Expenditure profile
Table (Rm)
2003
2004
2005
2006
2007
2008
Total
Actual                                                                                  32.8
66.6
40.6
52.9
61.6
254.5
Forecast
25.8
25.8
Total
32.8
66.6
40.6
52.9
61.6
25.8
280.3
Envisaged Costs (Ave at full production)
R/tonne
– R433/t
R/kg
– R60 076/kg
$/oz
– $278.89/oz
P

1st production
April 2007
Full production
May 2008
Future milestones
■
Completion of L72 belt crosscut orepass raise bore
– August 2007
■
Installation of the chairlift
– September 2007
■
Installation of L71 pump station
– September 2007
■
Complete decline development
– December 2007
Phakisa Capital Project
Project Overview
Access development was completed on levels 66, 69, 71, 73 and 75. Rail-veyor commissioned on level 55 and cycle-times are improving. Phase 1 of surface infrastructure was completed and civil construction of main building commenced. BAC and fridge plant excavation also completed.
Annual Capital Expenditure Profile
Table (Rm)
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
117
116
147
234
614
Forecast
186
125
10
320
Total
117
116
147
234
186
125
10
934
Envisaged Costs (Ave at full production)
R/tonne
– R487/t
R/kg
– R58 869/kg
$/oz
– $278/oz
1st production
June 2008
Full production
August 2010
Future milestones
■
Expected start of production
– June 2008
■
Expected project completion
– April 2010
■
Full production
– August 2010
P

Elandsrand Capital Project
Project Overview
Access development on 113 level progressed well during the June 2007 quarter. The position for the No. 3 Service Shaft cross-
cut was reached and 77 linear metres were developed towards the future shaft. The start position of the Return Air Way (RAW)
on the eastern side was also reached and a total of 189.6 linear metres was developed.
The pipe cross-cut, connecting the existing settler dams on 98 level was completed and work started on the installation of the
400mm chilled water return column, from the shaft to the settlers. The 22 kV sub-station on surface was commissioned and all the services cables (telephones, fire detection, lock bells, etc) were installed from 100 level to 115 level.
Annual Capital Expenditure Profile
Table (Rm)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
35.6
107.0
106.2
105.5
96.1
119.6
113.7
683.7
Forecast
153.3
132.0
20.4
305.7
Total
35.6
107.0
106.2
105.5
96.1
119.6
113.7
153.3
132.0
20.4
989.4
Project Production
Tonnes milled
% Split
Kilograms
% Split
Old Mine
155 521
61
840
51
New Mine
98 313
39
809
49
Total Mine
253 834
1 649
Envisaged Costs (Ave at full production)
R/tonne
– R474/t
R/kg
– R60 270/kg
$/oz
– $272/oz
1st production
October 2003
Full production
June 2012
Future milestones
■
115 level main electrical sub-station commissioned
– October 2007
■
100 level 22 kV sub-station commissioned
– November 2007
■
115 level pump station commissioned
– December 2007
■
Access development on 113 level commissioned
– May 2008
■
Service Shaft sub-bank, headgear and winder installation complete
– May 2008
P

HIDDEN VALLEY PROJECT
Highlights
■
Clearing and preparation of the dam bases for tailings storage facility is well advanced
■
Pihema Creek diversion completed
■
Construction commenced on the permanent camp at Hamata Junction
■
Mining equipment commenced work on the ROM pad on eastern side of Hidden Valley pit
■
Mining fleets one and two assembled and commissioned
■
Hidden Valley pre-strip commenced with construction of haul road access and the South Dump
■
Aptitude testing of trainee heavy equipment operators completed with first 19 trainees hired
■
Performance on the Kaveroi resource drilling programme improved with drilling rates and costs achieved
Project Overview
All major access roads have been completed with general road maintenance ongoing along various sections. Most of the infrastructure earthworks are now complete.
Significant work took place within the tailings storage facility during the quarter. The saddle starter dam and main starter dam grubbing was completed with excavation commenced on the saddle dam cut off trench and clearing commenced for the Coffer
Dam footprint. The Pihema Creek diversion and the southern diversion drain were both completed following strengthening works.
Clearing of the plant site commenced later than planned, however, progressed well, with topsoil being removed to waste.
Significant excavation began on the power station pad (RL2000) with the pad lowered over 10 metres in June. Items of additional earthmoving equipment previously ordered have arrived on site and are now being utilised. This equipment will significantly increase the effort on the Hamata plant site.
Aptitude testing was concluded for trainee heavy equipment operator positions. Nineteen trainees have since been hired.
Employment of women operators has been cleared and the aptitude testing of candidates will commence later in the year when ministerial exemption for their employment has been granted.
An interim camp was established at Hamata Junction to accommodate up to 96 operations personnel engaged in pre-strip activities.
The Secretary of the Department of Labour and Industrial Relations and the Nakuwi President visited site during the quarter to observe the heavy equipment operator aptitude testing and training programmes. The event augurs well for relationships between Harmony and the local government.
Annual Capex Expenditure profile
(Construction Capital: Cash Flow)
Table (AUDm)
2006
2007
2008
2009
2010
2011
2012
2013
Total
Actual Sunk
20
90
110
Forecast
297*
68
365
Total
20
90
297
68
475
*Includes AUD28 million for Rio Tinto Royalty Buy-out
Due to a production problem in the SAG mill manufacturing pipeline, the first production has been delayed to January 2009
(previously November 2008) and full production to April 2009. This change reduces the capital outflow during the coming year.
Overall there have been capital cost increases, bringing the remaining capital expenditure required to AUD365 million.
P

Envisaged Costs (Ave at full production)
Base
– US$207/oz
1st production
January 2009
Full production
March 2009
WAFI/GOLPU PRE-FEASIBILITY STUDIES
Project Overview
During the quarter the Golpu stand alone Pre-feasibility study (PFS) was completed on time and within budget.
The study has identified a technically and economically viable project plan, with the highlight being the definition of a probable ore reserve of 70.8 million tonnes grading 1.1% copper, 0.61g/t gold and 121ppm molybdenum. Importantly, the mining plan has restricted the overall average arsenic grade to 136ppm, with the highest grade in any single year restricted below 300ppm, to ensure that a saleable concentrate is maintained throughout the project life.
Preliminary processing options to remove arsenic from the copper concentrate have also been successful. Testing of an alkaline sulphide leaching process saw 95% of arsenic removed from concentrate grading 1.4% arsenic, without copper loss. Further testing and economic analysis are required. Economic removal of arsenic would further enhance the project and, in effect, potentially increase revenues and therefore increase mine life.
Link Zone and NRG1 studies have progressed well, with on time completion in October 2007 expected. All Link Zone metallurgical test work is complete, with NRG1 work planned for the next quarter. Following completion of the Link Zone and
NRG1 studies, the optimal forward study plan is to be presented to the board. The optimal plan is expected to involve a combination of two or three of the sub-projects under consideration.
All field data collection is now complete, including drilling of the Link Zone and NRG1 and the proposed route for the decline from the Watut Valley.
Environmental and social studies have progressed well, with planned PFS environmental, archaeological and health and nutrition studies completed. There are no further studies planned for the PFS apart from ongoing collection of baseline environmental data.
Capital expenditure for the quarter was 5.5 million Kina (AUD3.7 million), with overall project to date expenditure of
36.6 million Kina. A further 4.4 million Kina is required for completion of the study.
P

P23
OPERATING AND FINANCIAL RESULTS
(Rand/metric) (unaudited)
Underground production – South Africa
South
Quality
Growth    Leveraged
Total
Other
Kalgold
Total
Africa
Harmony
Ounces
Projects
Ounces   Underground
Surface
Surface
Surface
Total
Australia
PNG
Total
Ore Milled
– t’000
Jun-07
1 535
378
1 031
2 944
1 399
274
1 673
4 617
691
–
5 308
Mar–07
1 496
379
1 277
3 152
908
360
1 268
4 420
694
–
5 114
Gold Produced
– kg
Jun–07
7 745
2 013
4 261
14 019
500
430
930
14 949
1 447
–
16 396
Mar–07
8 158
1 757
5 740
15 655
375
372
747
16 402
1 608
–
18 010
Yield
–
g/tonne
Jun–07
5.05           5.33             4.13                4.76            0.36            1.57           0.56               3.24            2.09                –
3.09
Mar–07
5.45           4.64             4.49
4.97             0.41           1.03           0.59
3.71           2.32                –
3.52
Cash Operating Costs
– R/kg
Jun–07
141 949     119 800
184 161
151 599
81 284
114 809
96 785
148 189
159 417
–
149 180
Mar–07
91 055
121 289
111 291
101 868
59 800
149 156     104 299
101 979
120 225
–
103 608
Cash Operating Costs
– R/tonne
Jun–07
716
638
761
722
29
180
54
480
334
–
461
Mar–07
497             562             500
506               25             154              61                 378            279                –             365
Working Revenue
(R’000)
Jun–07
1 172 037       303 275
646 234
2 121 546
76 128
65 035      141 163
2 262 709       222 130
–    2 484 839
Mar–07
1 239 333
267 601
873 832
2 380 766
56 809
56 389      113 198
2 493 964
240 556
–    2 734 520
Cash Operating Costs
(R’000)
Jun–07
1 099 395       241 158
784 709
2 125 262
40 642
49 368
90 010
2 215 272       230 677
–    2 445 949
Mar–07
742 825
213 105
638 811
1 594 741
22 425
55 486
77 911
1 672 652
193 321
–    1 865 973
Cash Operating Profit
(R’000)
Jun–07
72 642
62 117     (138 475)
(3 716)
35 486
15 667
51 153
47 437
(8 547)
–
38 890
Mar–07
496 508
54 496
235 021
786 025
34 384
903
35 287
821 312
47 235
–
868 547
Capital Expenditure
(R’000)
Jun–07
243 918       210 280
95 785
549 983
–
390
390
550 373
50 441      279 341
880 155
Mar–07
192 856
221 492
119 162
533 510
–
390
390
533 900
61 567     114 769
710 236
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong.
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project.
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2, 4 and 7.

P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
For the quarter ended
30 June 2007 31 March 2007
Ore milled – t’000 5 308 5 114
Gold produced – kg 16 396 18 010
Gold price received – R/kg 151 552 151 833
Cash operating costs – R/kg 149 180 103 608
R million R million
Revenue 2 485 2 735
Cash operating costs (2 446) (1 866)
Cash operating profit 39 869
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(208) (308)
Corporate expenditure (87) (50)
Reversal of provision/(provision) for rehabilitation costs 14 (3)
Operating (loss)/profit (242) 508
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(11) (17)
Care and maintenance costs of restructured shafts (14) (13)
Share-based compensation (4) (14)
Exploration expenditure (70) (68)
Impairment of assets (268) –
Loss from associates (1) –
Gain/(Loss) on financial instruments 29 (24)
Profit on sale of property, plant and equipment 93 4
Other (expenses)/income – net (42) 15
Provision for former employees’ post-retirement benefits 13 –
Mark-to-market of listed investments 31 29
(Loss)/Profit on sale of listed investment (37) 10
Investment income 87 36
Finance cost (236) (106)
(Loss)/Profit before taxation (672) 360
Taxation 19 (113)
Net (loss)/profit (653) 247
(Loss)/Earnings per share (cents) *
– Basic (loss)/earnings
(163) 62
– Headline (loss)/earnings (133) 58
– Fully diluted (loss)/earnings ** *** (163) 61
Dividends per share (cents)
– Interim
– –
– Proposed final – –
Prepared in accordance with International Financial Reporting Standards
* Calculated on weighted average number of shares in issue at quarter end 30 June 2007: 398.6 million (31 March 2007:
398.4 million).
** Calculated on weighted average number of diluted shares in issue at quarter end 30 June 2007: 403.1 million (31 March
2007: 403.3 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline (loss)/profit:
Net (loss)/profit
(653) 247
Adjustments:
– Profit on sale of assets
(66) (4)
– Profit on sale of GBS investment – (9)
– Profit/(Loss) on disposal of investment in GoldFields Limited 31 (1)
– Impairment of fixed assets – net of tax 157
Headline (loss)/profit (531) 233

P

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2007
(Rand)
For the year ended
30 June 2007 30 June 2006
Notes R million R million
(restated)*
Continuing operations
Revenue
9 148 6 823
Production cost – exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities
3 (6 866) (5 582)
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(802) (893)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(61) (57)
Corporate expenditure (249) (174)
Exploration expenditure (194) (71)
Employment termination and restructuring costs – 72
Care and maintenance costs of restructured shafts (52) (118)
Share-based compensation (40) (95)
Reversal of provision for rehabilitation costs 16 20
Profit on sale of property, plant and equipment 182 40
Reversal of impairment of assets 123 216
Gain/(Loss) on financial instruments 4 41 (516)
Other expenses – net (38) (137)
Operating profit/(loss) 1 208 (472)
Loss from associates 5 (19) (105)
(Loss)/Profit on sale of listed investment 6 (35) 306
Profit on sale of investment in subsidiaries – 14
Profit on sale of investment in associate 5 236 –
Provision for former employees’ post-retirement benefits 13 (7)
Mark-to-market of listed investments 111 87
Investment income 197 201
Finance cost (515) (436)
Profit/(Loss) before tax 1 196 (412)
Taxation (249) (138)
Net profit/(loss) from continuing operations 947 (550)
Discontinued operations:
(Loss)/Profit from discontinued operations
7 (332) 25
Loss from measurement to fair value less cost to sell 7 (274) –
Net profit/(loss) 341 (525)
Attributable to:
Equity holders of the Company
340 (525)
Minority interest 1 –
341 (525)
Earnings/(Loss) per share for profit from continued operations attributable to the equity holders of the Company during the year (cents)
7
– Basic earnings/(loss) 238 (139)
– Fully diluted earnings/(loss) 235 (139)
Earnings/(Loss) per share for profit from discontinued operations attributable to the equity holders of the Company during the year (cents)
7
– Basic (loss)/earnings (152) 6
– Fully diluted (loss)/earnings (151) 6
Dividends per share (cents)
– Interim
– –
– Proposed final – –
* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

P

CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2007
(Rand)
At 30 June At 31 March At 30 June
2007 2007 2006
Notes R million R million R million
(unaudited) (audited)
ASSETS
Non-current assets
Property, plant and equipment
24 398 24 472 23 318
Intangible assets 2 307 2 270 2 270
Restricted cash 279 509 255
Investment financial assets 3 912 4 430 2 255
Investments in associates 5 6 – 1 909
Deferred income tax 2 321 1 548 1 975
Trade and other receivables 69 42 107
33 292 33 271 32 089
Current assets
Inventories
742 722 666
Trade and other receivables 801 1 180 721
Income and mining taxes 16 25 27
Cash and cash equivalents 711 476 651
2 270 2 403 2 065
Non-current assets classified as held for sale 7 1 267 – –
3 537 2 403 2 065
Total assets 36 829 35 674 34 154
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
25 636 25 590 25 489
Other reserves (370) (79) (271)
Accumulated loss (1 681) (1 023) (2 015)
23 585 24 488 23 203
Non-current liabilities
Borrowings
9 2 794 3 494 2 591
Deferred income tax 5 000 4 211 4 275
Derivative financial instruments 10 – 448 631
Provisions for other liabilities and charges 1 250 1 001 983
9 044 9 154 8 480
Current liabilities
Trade and other payables
1 091 1 038 1 199
Accrued liabilities 547 586 259
Borrowings 1 804 401 1 006
Cash and cash equivalents 220 – –
Shareholders for dividends 7 7 7
3 669 2 032 2 471
Liabilities directly associated with non-current assets
classified as held for sale
7 530 – –
Total liabilities 4 199 2 032 2 471
Total equity and liabilities 36 829 35 674 34 154
Number of ordinary shares in issue 399 608 384 398 736 629 394 369 190
Net asset value per share (cents) 5 902 6 141 5 771

P

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007
(Rand)
Issued share
Other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance as at 1 July 2006
25 489
(271)
(2 015)
23 203
Issue of share capital
147
–
–
147
Currency translation adjustment and other
–
(99)
–
(99)
Net earnings
–
–
341
341
Dividends paid
–
–
(7)
(7)
Balance as at 30 June 2007
25 636
(370)
(1 681)
23 585
Balance as at 1 July 2005
25 289
(586)
(1 490)
23 219
Issue of share capital
200
–
–
200
Currency translation adjustment and other
–
315
–
315
Net loss
–
–
(525)
(531)
Balance as at 30 June 2006
25 489
(271)
(2 015)
23 203

P 28
SUMMARISED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007
(Rand)
Year ended
Year ended
Quarter ended
Quarter ended
30 June 2007
30 June 2006
30 June 2007
31 March 2007
R million
R million
R million
R million
(audited)
(unaudited)
(unaudited)
Cash flow from operating activities
Cash generated/(utilised) by operations
1 221
346
(248)
511
Interest and dividends received
204
224
87
36
Interest paid
(226)
(201)
(83)
(48)
Income and mining taxes paid
(14)
(12)
(11)
3
Cash generated/(utilised) by operating activities
1 185
357
(255)
502
Cash flow from investing activities
Decrease/(Increase) in restricted cash
(29)
(203)
225
(215)
Net proceeds on disposal of listed investments
395
2 462
166
199
Acquisition of investment in associate
–
(2 012)
–
–
Net additions to property, plant and equipment
(2 549)
(1 667)
(784)
(706)
Other investing activities
(47)
–
(10)
(52)
Cash utilised by investing activities
(2 230)
(1 420)
(401)
(774)
Cash flow from financing activities
Long-term loans raised/(repaid)
802
(393)
651
152
Ordinary shares issued – net of expenses
138
183
37
2
Dividends paid
(7)
(7)
(7)
–
Cash generated/(utilised) by financing activities
933
(217)
681
154
Foreign currency translation adjustments
(45)
153
(7)
(15)
Net (decrease)/increase in cash and equivalents
(157)
(1 127)
18
(133)
Cash and equivalents – beginning of period
651
1 778
476
609
Cash and equivalents – end of period
494
651
494
476

P

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED)
BY OPERATIONS FOR THE YEAR ENDED 30 JUNE 2007
(Rand)(unaudited)
Year
Year            Quarter              Quarter
ended
ended
ended
ended
30 June
30 June
30 June
31 March
2007
2006
2007
2007
R million
R million
R million
R million
Cash operating profit
2 554
1 459
39
869
Other cash items per income statement:
Other income – including interest received and profit
on sale of mining assets
340
203
138
56
Employment termination, restructuring and care
and maintenance costs
(66)
(96)
(14)
(13)
Corporate, administration and other expenditure
(259)
(185)
(87)
(50)
Exploration expenditure
(239)
(106)
(70)
(68)
Provision for rehabilitation costs
(3)
(6)
(1)
(1)
Cash flow statement adjustments:
Cost of close out of hedges
(576)
(344)
(367)
(70)
Profit on sale of mining assets
(182)
(65)
(93)
(4)
Interest and dividends received
(204)
(224)
(87)
(36)
Other non-cash items
(103)
(87)
(9)
(25)
Effect of changes in operating working capital items:
Receivables
(212)
(54)
241
(246)
Inventories
(198)
(82)
(143)
21
Accounts payable
162
(30)
244
(208)
Accrued liabilities
207
(37)
(39)
286
Cash generated/(utilised) by operations
1 221
346
(248)
511

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR
ENDED 30 JUNE 2007
1. Basis of accounting
The condensed consolidated financial statements for the year ended 30 June 2007 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2006. These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting and should be read in conjuction with the financial statements as at and for the year ended 30 June 2006.
2. New accounting standards and IFRIC interpretations
Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2007. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements.
At the date of finalising these financial statements, the following Standards and Interpretations were in issue but not yet effective:
Title Effective date
New Statement
•   IFRS 7 – Financial instruments: Disclosures, and a
# Financial year commencing on or after 1 January 2007
complementary Amendment to IAS 1, Presentation
of Financial Statements – Capital Disclosures
•   IFRS 8 – Operating Segments
# Financial year commencing on or after 1 January 2009
Amendments
•   IFRS 3 – Implementation Guidance
# Financial year commencing on or after 1 January 2007
•   IAS 23 – (Revised) Borrowings Costs (Revised March 2007) # Financial year commencing on or after 1 January 2009
New Interpretation
•   IFRIC Interpretation 10 – Interim Financial Reporting
# Financial year commencing on or after 1 November 2006
and impairment
•   IFRIC 11 – IFRS 2 – Group and Treasury
# Financial year commencing on or after 1 March 2007
Share Transactions
•   IFRIC 12 – Service Concession Arrangements
# Financial year commencing on or after 1 January 2008
#   Not yet assessed
P

3. Cash operating profit
The income statement is now presented ‘by nature’ as per the requirements of IAS 1 – Presentation of Financial
Statements. The major differences are that ‘cash operating costs’ and ‘cash operating profit’ are not reflected on the face of the income statement. If no change was effected, the cash operating profit would have been as follows:
30 June 30 June
2007                      2006
R million R million
Revenue 9 148 6 823
Cash operating costs (6 866) (5 582)
Cash operating profit 2 282 1 241
4. Gain/(Loss) on financial instruments
A decrease in the volatility of the gold price resulted in a decrease in the mark-to-market adjustment on the Australian gold hedge book.
5. Investment in associate
The Group accounted for its 29.2% stake in Western Areas Limited through its subsidiary, ARMgold/Harmony Joint
Investment Company Pty Ltd, on the equity basis for accounting until 1 December 2006. On this date the Group accepted
GoldFields Limited’s (GFI) offer of 35 GFI shares for every 100 Western Area Limited shares held. This conversion resulted in a profit of R236 million. This investment in GFI is now classified as available for sale and included in investments in financial assets on the balance sheet. The GFI shares were sold subsequent to year-end (refer to note 12).
30 June 30 June
2007                      2006
R million R million
6. (Loss)/Profit on sale of listed investments
Loss on sale of investment in San Gold Corporation – (1)
(Loss)/Profit on sale of investment in GoldFields Limited (35) 307
(35)                       306
P

7. Non-current assets held for sale and discontinued operations
The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and Northwest areas), and Kudu and Sable (operations in the Free State area), which have been presented as held for sale following the approval by the Group’s management and the Board of Directors on 20 April 2007.
30 June 30 June
2007                      2006
R million R million
Operating cash flows (370) (100)
Investing cash flows 48 339
Financing cash flows – (159)
Foreign exchange translation adjustment 23 18
Total cash flows (299) 99
(a)
Non-current assets classified as held for sale
Property, plant and equipment 876 –
Restricted cash 5 –
Investment in financial assets 64 –
Deferred income tax 103 –
Inventories 121                             –
Trade and other receivables 84 –
Income and mining taxes 12 –
Cash and cash equivalents 3 –
1 267 –
(b)
Liabilities directly associated with non-current assets classified as held for sale
Borrowings 1                             –
Deferred income tax 82 –
Provisions for other liabilities and charges 257 –
Trade and other payables 136 –
Accrued liabilities 54 –
530                             –
(c)
Analysis of the results of discontinued operations, and the results recognised on the remeasurement of assets or disposal group
Revenue 1 567 1 216
Expenses (1 703) (1 190)
(Loss)/Profit from discontinued operations before taxation (136) 26
Taxation (196) (1)
(Loss)/Profit from discontinued operations after taxation (332) 25
Pre-tax loss recognised on the remeasurement to fair value less cost to sell (391) –
Taxation 117                            –
(Loss)/Profit for the year from discontinued operations (606) 25
P

8. Earnings/(Loss) per share
Earnings/(Loss) per share is calculated on weighted average number of shares in issue for the year ended 30 June 2007:
397.9 million (30 June 2006: 392.7 million)
The fully diluted earnings/(loss) per share is calculated on weighted average number of diluted shares in issue for the year ended 30 June 2007: 402.4 million (30 June 2006: 392.7 million). The effect of the share options is anti-dilutive.
30 June 30 June
2007                       2006
Total earnings/(loss) per share (cents):
– Basic earnings/(loss) 86 (133)
– Headline earnings/(loss) 43 (269)
– Fully diluted earnings/(loss) 85 (133)
R million R million
Reconciliation of headline earnings/(loss):
Continued operations
Net profit/(loss) 947 (550)
Adjusted for:
Profit on sale of property, plant and equipment (129) (65)
Loss/(Profit) on sale of listed investment 30 (306)
Profit on sale of investment in associate (220) –
Profit on sale of subsidiary – (14)
Reversal of impairment of assets (116) (151)
Headline profit/(loss) 512 (1 086)
Discontinued operations
Net (loss)/profit (606) 25
Adjusted for:
Profit on sale of property, plant and equipment – –
Profit on sale of listed investment (7) –
Impairment of assets 273 –
Headline (loss)/profit (340) 25
Total headline profit/(loss) 172 (1 033)
P

30 June 30 June
2007                      2006
R million R million
9. Borrowings
Unsecured long-term borrowings
Convertible unsecured fixed rate bonds 1 541 1 463
Rand Merchant Bank term loan facility – 1 000
Africa Vanguard Resources (Proprietary) Limited 32 32
1 573 2 495
Less: Short-term portion
– (1 000)
Total unsecured long-term borrowings 1 573 1 495
Secured long-term borrowings
GoldFields Limited – 5
Westpac Bank Limited 2 –
Africa Vanguard Resources (Nedbank Limited) 170 154
ARM Empowerment Trust 1 (Nedbank Limited) 450 402
ARM Empowerment Trust 2 (Nedbank Limited) 601 540
Auriel Alloys –                             1
Performance Equity Swap (Rand Merchant Bank) 752 –
Bridging finance (Rand Merchant Bank) 500 –
Redeemable preference shares (Rand Merchant Bank) 550 –
3 025 1 102
Less: Short-term portion
(1 804) (6)
Total secured long-term borrowings 1 221 1 096
Total long-term borrowings 2 794 2 591
Subsequent to year-end the Performance Equity Swap and the Redeemable preference shares were settled (refer to note 12).
10.   Derivative financial instruments
Hedge book
During May 2007, Harmony closed out the remainder of the Australian hedge book inherited with the acquisition of the
Hill 50 mine in Western Australia. 220 000 ounces were closed out at an average spot rate of AUD808.887 per ounce, for a total cost of AUD72.8 million (R418.4 million).
On year-end partial settlement was effected with available cash resources, leaving AUD14.12 million (R84.7 million) to be settled during July 2007.
The mark-to-market movement for the year was a positive R35.4 million. The mark-to-market value of the hedge book as at 29 June 2007 was a negative AUD14.12 million (R84.7 million) (at 30 June 2006: R631 million) and represents the residual cash settlement cost associated with the unwinding of the book.
P

Forward exchange commitment
Abele an indirect subsidiary, had entered into a contract in November 2006 for the purchase of the mining fleet to be used on the Hidden Valley project. The contract is in four different currencies and the estimated value is R241.7 million. The delivery date for the equipment has been split into two phases with the first phase received in April 2007 and the second phase being expected in November 2007.
The underlying cash flows that will be required by the contract will therefore be modified in accordance with movements in the foreign exchange rates to which the contract is linked. The embedded derivative relating to the exchange rates were calculated based on the adjusted price at 30 June 2007 and Price Retail Index (PRI) movements since September 2005.
The mark-to-market movement for the embedded derivative was a positive R5.4 million.
30 June 30 June
2007                      2006
R million R million
11.   Commitments and contingencies
Capital expenditure commitments
Contracts for capital expenditure 352 153
Authorised by the directors but not contracted for 1 881 2 678
2 233 2 831
This expenditure will be financed from existing resources and where appropriate, borrowings.
Contingent liabilities
Guarantees and suretyships 18 18
Environmental guarantees 129 129
147                         147
12.   Subsequent events
(a)   On 24 August 2007 the Group entered into an agreement with RMB Morgan Stanley (Pty) Ltd (RMB) to sell 7 348 079 of its GFI ordinary shares at R100.00 per ordinary share, resulting in a loss of R35.02 per share. The proceeds were used to settle the Randfontein redeemable preference shares issued to RMB on 5 April 2007.
(b)   On 24 August 2007 the Group also settled the Performance Equity Swap with RMB linked to the balance of its
GFI shares (5 747 000 shares) at R100.00 per ordinary share, resulting in a loss of R35.02 per share.
13.   Audit review
The condensed consolidated financial statements for the year ended 30 June 2007 on pages 25 to 40 have been reviewed in terms of Rule 3.23 of the Listings Requirements of the JSE Limited by the Company’s auditors, PricewaterhouseCoopers
Inc. Their unqualified review opinion is available for inspection at the Company’s registered office. The results for quarters
3 and 4 and the convenience translation of the 2007 financial year presented in this document have not been reviewed.
P

14.   GEOGRAPHICAL AND SEGEMENT INFORMATION YEAR ENDED 30 JUNE 2007 SOUTH AFRICA (Rand/metric)
Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold milled   Grade Cost
Rm Rm Rm Rm T’000 R/kg
Freestate operations
Quality ounces
Masimong
681 596 85 109 4 602 974 4.72 129 565
Leveraged ounces
Harmony 2
215 215 – 35 1 439 468 3.07 149 475
Merriespruit 1 234 191 43 25 1 574 432 3.64 121 206
Merriespruit 3 201 180 21 25 1 354 403 3.36 133 066
Unisel 368 252 116 39 2 488 557 4.47 101 299
Brand 3 210 200 10 11 1 419 403 3.52 140 913
Brand 5 4 11 (7) – 29 11 2.64 384 477
Saaiplaas 3 – – – – – – – –
Surface 98 47 51 34 664 2 148 0.31 70 381
Other – – – – – – – –
Total Freestate 2 011 1 692 319 278 13 569 5 396 2.51 124 702
Evander operations
Quality ounces
Evander 5
257 208 49 39 1 731 342 5.07 120 298
Evander 7 283 278 5 86 1 899 405 4.69 146 469
Evander 8 548 330 218 79 3 692 764 4.83 89 287
Evander 9 – – – – – – – –
Surface – – – 5 – – – –
Other – – – – – – – –
Total Evander 1 088 816 272 209 7 322 1 511 4.85 111 433
Randfontein operations
Quality ounces
Cooke 1
348 236 112 14 2 354 386 6.10 100 439
Cooke 2 261 251 10 27 1 780 349 5.10 141 089
Cooke 3 417 317 100 98 2 841 564 5.04 111 701
Growth projects
Doornkop
263 181 82 270 1 784 541 3.30 101 708
Surface 88 42 46 52 590 811 0.73 70 631
Other – – – – – – – –
Total Randfontein 1 377 1 027 350 461 9 349 2 651 3.53 109 852
Elandsrand operations
Growth projects
Elandsrand
895 738 157 238 6 056 1 013 5.98 121 872
Surface – – – 6 – – – –
Other – – – – – – – –
Total Elandsrand 895 738 157 244 6 056 1 013 5.98 121 872
P

Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold milled   Grade Cost
Rm Rm Rm Rm T’000 R/kg
Freegold operations
Quality operations
Tshepong
1 460 807 653 188 9 919 1 654 6.00 81 315
Growth projects
Phakisa
– – – 227 – – – –
Leveraged ounces
Bambanani
869 774 95 120 5 900 1 080 5.46 131 209
Joel 366 241 125 28 2 486 457 5.44 96 750
Eland 11 – 11 1 75 10 7.86 –
Kudu/Sable 4 1 3 – 26 14 1.82 –
West shaft 33 57 (24) 5 229 84 2.73 248 764
Nyala – – – – – – – –
St Helena 98 129 (31) 10 663 218 3.04 194 413
Surface 20 2 18 7 94 272 0.35 33 974
Other – – – – – – – –
Total Freegold 2 861 2 011 850 586 19 392 3 789 5.12 103 722
ARMgold operations
Leveraged ounces
Orkney 2
238 190 48 31 1 626 282 5.76 116 621
Orkney 3 – – – – – – – –
Orkney 4 208 189 19 37 1 432 360 3.98 132 286
Orkney 6 95 86 9 42 643 217 2.96 133 723
Surface 1 – 1 – 4 1 7.36 4 920
Other – – – – – – – –
Total ARMgold 542 465 77 110 3 705 860 4.31 125 526
Avgold operations
Quality ounces
Target
657 380 277 121 4 430 820 5.41 85 678
Surface 6 7 (1) 12 41 133 0.31 180 769
Other – – – – – – – –
Total Avgold 663 387 276 133 4 471 953 4.69 86 549
Kalgold operations
Surface
257 196 61 3 1 746 1 578 1.11 112 227
Other – – – – – – – –
Total Kalgold 257 196 61 3 1 746 1 578 1.11 112 227
Other entities – – – – – – – –
Total South Africa 9 694 7 331 2 362 2 024 65 610 17 751 3.70 111 742
Australia
Mt Magent
617 508 110 145 4 243 1 700 2.50 119 877
South Kal 404 321 83 48 2 749 1 261 2.18 116 715
Papua New Guinea – – – 526 – – – –
Other entities – – – – – – – –
Total Australia 1 021 829 193 719 6 992 2 961 2.36 118 777
Total Harmony 10 715 7 332 2 361 2 743 72 602 20 712 3.52 111 757
P

P

Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold milled   Grade Cost
Rm Rm Rm Rm T’000 R/kg
Included in the above
are the following
discontinued operations:
South Africa
Orkney 2
238 190 48 31 1 626 282 5.76 116 621
Orkney 3 – – – – – – – –
Orkney 4 208 189 19 37 1 432 360 3.98 132 286
Orkney 6 95 86 9 42 643 217 2.96 133 723
ARM surface 1 – 1 – 4 1 7.36 4 920
Kudu/Sable 4 1 3 – 26 14 1.82 –
Total South Africa 546 466 79 109 3 731 874 4.27 124 910
Australia
Mt Magent
617 508 110 145 4 243 1 700 2.50 119 877
South Kal 404 321 83 48 2 749 1 261 2.18 116 715
Total Australia 1 021 829 193 193 6 992 2 961 2.36 118 634
Total Harmony
– discontinued
operations 1 567 1 295 272 302 10 723 3 836 2.80 120 724
Total Harmony
– continuing
operations 9 148 6 866 2 282 2 441 61 879 16 876 3.67 110 964

P

GEOGRAPHICAL AND SEGEMENT INFORMATION YEAR ENDED 30 JUNE 2006 SOUTH AFRICA (Rand/metric)
Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold milled    Grade Cost
Rm Rm Rm Rm T’000 R/kg
Freestate operations
Quality ounces
Masimong
464 424 40 92 4 235 925 4.58 100 018
Leveraged ounces
Harmony 2
234 213 21 25 2 160 542 3.98 98 768
Merriespruit 1 163 153 10 16 1 495 372 4.02 102 404
Merriespruit 3 147 154 (7) 11 1 359 410 3.32 113 261
Unisel 243 183 60 25 2 269 454 5.00 80 723
Brand 3 141 148 (7) 6 1 295 367 3.53 114 320
Brand 5 2 6 (4) – 15 3 5.80 424 814
Saaiplaas 3 –                  –                       –                       –                  –                    – –                   –
Surface 54                 41                     13 25               494                813 0.61 82 734
Other –                  –                       –                      –                   –                    – –                   –
Total Freestate 1 448 1 322 126 200 13 322 3 886 3.43 99 260
Evander operations
Quality ounces
Evander 5
205 210 (5) 41 1 940 408 4.76 108 437
Evander 7 270 208 62 64 2 588 394 6.56 80 277
Evander 8 428 286 142 62 4 008 739 5.43 71 482
Evander 9 –                  –                      –                       –                   –                    – –                   –
Surface –                  –                      –                       6                   –                    – –                   –
Other –                  –                      –                       –                   –                    – –                   –
Total Evander 903 704 199 173 8 536 1 541 5.54 82 448
Randfontein operations
Quality ounces
Cooke 1
273 205 68 24 2 504 445 5.63 82 027
Cooke 2 204 147 57 24 1 861 320 5.82 78 920
Cooke 3 356 263 93 52 3 258 591 5.51 80 712
Growth projects
Doornkop
148 155 (7) 166 1 356 467 2.90 114 145
Surface 39                32 7 55               362               489 0.74 88 182
Other –                 –                       –                       –                   –                   – –                   –
Total Randfontein 1 020 802 218 321 9 341 2 312 4.04 85 850
Elandsrand operations
Growth projects
Elandsrand
573 569 4 194 5 315 895 5.94 106 981
Surface –                  –                      –                        –                  –                    – –                   –
Other –                  –                      –                        –                  –                    – –                   –
Total Elandsrand 573 569 4 194 5 315 895 5.94 106 981

P

Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold milled   Grade Cost
Rm Rm Rm Rm T’000 R/kg
Freegold operations
Quality operations
Tshepong
1 143 709 434 150 10 429 1 620 6.44 68 011
Growth projects
Phakisa
– – – 147 – – – –
Leveraged ounces
Bambanani
592 554 38 85 5 450 1 084 5.03 101 658
Joel 199 186 13 23 1 823 395 4.61 101 846
Eland 13 7 6 – 126 19 6.48 53 747
Kudu/Sable 6 6 – – 63 12 5.41 90 423
West shaft 83 87 (4) 6 794 186 4.26 109 403
Nyala 1 1 – – 6 2 3.50 251 576
St Helena 44 69 (25) 3 398 115 3.45 172 762
Surface 34 34 – 2 343 304 1.13 99 994
Other – – – – – – – –
Total Freegold 2 115 1 653 462 416 19 432 3 737 5.20 85 047
ARMgold operations
Leveraged ounces
Orkney 2
233 189 44 15 2 173 315 6.90 87 001
Orkney 3 – – – – – – – –
Orkney 4 198 186 12 30 1 832 368 4.98 101 680
Orkney 6 – – – – – – – –
Surface – – – – – – – –
Other – – – – – – – –
Total ARMgold 431 375 56 45 4 005 683 5.86 93 715
Avgold operations
Quality ounces
Target
517 330 187 61 4 672 737 6.34 70 699
Surface 2 6 (4) – 23 185 0.13 265 538
Other – – – – – – – –
Total Avgold 519 336 183 61 4 695 922 5.09 71 662
Kalgold operations
Surface
250 202 48 2 2 397 1 821 1.32 84 252
Other – – – – – – – –
Total Kalgold 250 202 48 2 2 397 1 821 1.32 84 252
Other entities – – – – – – – –
Total South Africa 7 259 5 963 1 296 1 412 67 043 15 797 4.24 88 942
Australia
Mt Magent
510 378 132 155 4 629 1 739 2.66 81 695
South Kal 270 239 31 25 2 570 1 343 1.91 92 895
Papua New Guinea – – – 95 – – – –
Other entities – – – 1 – – – –
Total Australia 780 617 163 276 7 199 3 082 2.34 85 694
Total Harmony 8 039 6 580 1 459 1 688 74 242 18 879 3.93 88 629

Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold milled   Grade Cost
Rm Rm Rm Rm T’000 R/kg
Included in the above
are the following
discontinued operations:
South Africa
Orkney 2
233 189 44 15 2 173 315 6.90 87 001
Orkney 3 – – – – – – – –
Orkney 4 198 186 12 30 1 832 368 4.98 101 680
Orkney 6 – – – – – – – –
ARM surface – – – – – – – –
Kudu/Sable 6 6 – – 63 12 5.41 90 423
Total South Africa 437 381 56 45 4 068 695 5.86 93 664
Australia
Mt Magent
510 378 132 155 4 629 1 739 2.66 81 695
South Kal 270 239 31 25 2 570 1 343 1.91 92 895
Total Australia 779 617 164 180 7 199 3 082 2.34 85 694
Total Harmony
– discontinued
operations 1 217 998 220 225 11 268 3 776 2.98 88 572
Total Harmony
– continuing
operations 6 822 5 582 1 239 1 462 62 974 15 102 4.17 88 639
P

P42
OPERATING AND FINANCIAL RESULTS
(US$/imperial)(unaudited)
Underground production – South Africa
South
Quality
Growth    Leveraged
Total
Other
Kalgold
Total
Africa
Harmony
Ounces
Projects
Ounces  Underground
Surface
Surface
Surface
Total
Australia
PNG
Total
Ore Milled
– t’000
Jun–07
1 693
417
1 136
3 246
1 543
302
1 845
5 091
762
–
5 853
Mar–07
1 650
418
1 407
3 475
1 000
397
1 397
4 872
765
–
5 637
Gold Produced
– oz
Jun–07
249 006
64 719
136 994
450 719
16 075
13 825
29 900
480 619
46 522
–
527 141
Mar–07
262 285
56 488
184 544
503 317
12 056
11 960
24 016
527 333
51 699
–
579 032
Yield
–
oz/t
Jun–07
0.15           0.16             0.12
0.14             0.01            0.05            0.02              0.09            0.06               –
0.09
Mar–07
0.16           0.14             0.13
0.14             0.01            0.03            0.02
0.11            0.07               –
0.10
Cash
Operating
Costs
–
$/oz
Jun–07
623             526              808
665              357              504            425                650             699               –             655
Mar–07
391            521              478
438              257              641            448               438             516                –             445
Cash
Operating
Costs
–
$/t
Jun–07
92              82                97
92                  4               23                 7                 61               43                –               59
Mar–07
62              70                63
63                  3               19                 8                 47               35                –               46
Working Revenue
($’000)
Jun–07
165 345
42 784
91 167
299 296
10 740
9 175
19 915
319 211
31 337
–
350 548
Mar–07
171 135
36 952
120 664
328 751
7 844
7 787
15 631
344 382
33 218
–
377 600
Cash Operating Costs
($’000)
Jun–07
155 097
34 021
110 702
299 820
5 734
6 965
12 699
312 519
32 542
–
345 061
Mar–07
102 574
29 427
88 211
220 212
3 096
7 662
10 758
230 970
26 694
–
257 664
Cash Operating Profit
($’000)
Jun–07
10 248
8 763
(19 535)
(524)
5 006
2 210
7 216
6 692
(1 205)
–
5 487
Mar–07
68 561
7 525
32 453
108 539
4 748
125
4 873
113 412
6 524
–
119 936
Capital Expenditure
($’000)
Jun–07
34 411
29 665
13 513
77 589
–
55
55
77 644
7 116      39 408
124 168
Mar–07
26 631
30 585
16 455
73 671
–
54
54
73 725
8 502
15 848
98 075
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong.
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project.
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2, 4 and 7.

P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(US$/imperial)(unaudited)
For the quarter ended
30 June 2007 31 March 2007
Ore milled – t’000 5 853 5 637
Gold produced – oz 527 141 579 032
Gold price received – $/oz 665 652
Cash operating costs – $/oz 655 445
$ million $ million
Revenue 351 378
Cash operating costs (345) (258)
Cash operating profit 6 120
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(29) (43)
Corporate expenditure (12) (7)
Reversal of provision for rehabilitation costs 2 –
Operating (loss)/profit (33) 70
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(2) (2)
Care and maintenance costs of restructured shafts (2) (2)
Share-based compensation (1) (2)
Exploration expenditure (10) (9)
Impairment of assets (38) –
Loss from associates – –
Gain/(Loss) on financial instruments 4 (3)
Profit on sale of property, plant and equipment 13 1
Other (expenses)/income – net (6) 2
Provision for former employees’ post-retirement benefits 2 –
Mark-to-market of listed investments 4 4
(Loss)/Profit on sale of listed investment (5) 1
Investment income 12 5
Finance cost (33) (15)
(Loss)/Profit before taxation (95) 50
Taxation 3 (15)
Net (loss)/profit (92) 35
(Loss)/Earnings per share (cents) *
– Basic (loss)/earnings
(23) 9
– Headline (loss)/earnings (19) 8
– Fully diluted (loss)/earnings ** *** (23) 8
Dividends per share (cents)
– Interim
– –
– Proposed final – –
The currency convertion rates average for the quarter: 30 June 2007: US$1 = R7.09 (31 March 2007: US$1 = R7.24)
Prepared in accordance with International Financial Reporting Standards
* Calculated on weighted average number of shares in issue at quarter end 30 June 2007: 398.6 million (31 March 2007:
398.4 million).
** Calculated on weighted average number of diluted shares in issue at quarter end 30 June 2007: 403.1 million (31 March
2007: 403.3 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline (loss)/profit:
Net (loss)/profit
(92) 35
Adjustments:
– Profit on sale of assets
(9) (1)
– Profit on sale of GBS investment – (1)
– Loss on disposal of investment in GoldFields Limited 4 –
– Impairment of fixed assets – net of taxation 22 –
Headline (loss)/profit (75) 33

P

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2007
(US$)
For the year ended
30 June 2007 30 June 2006
$ million $ million
(restated)*
Continuing operations
Revenue
1 271 1 072
Production cost – exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities
(954) (877)
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(112) (140)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(8) (9)
Corporate expenditure (35) (27)
Exploration expenditure (27) (11)
Employment termination and restructuring costs – 11
Care and maintenance costs of restructured shafts (7) (19)
Share-based compensation (5) (15)
Reversal of provision for rehabilitation costs 2 3
Profit on sale of property, plant and equipment 25 6
Reversal of impairment of assets 17 34
Gain/(Loss) on financial instruments 6 (81)
Other expenses – net (5) (22)
Operating profit/(loss) 168 (75)
Loss from associates (3) (17)
(Loss)/Profit on sale of listed investment (5) 48
Profit on sale of investment in subsidiaries – 2
Profit on sale of investment in associate 33 –
Provision for former employees’ post retirement benefits 2 (1)
Mark-to-market of listed investments 15 14
Investment income 27 32
Finance cost (72) (69)
Profit/(Loss) before tax 165 (66)
Taxation (35) (22)
Net profit/(loss) from continuing operations 130 (88)
Discontinued operations
(Loss)/Profit from discontinued operations
(30) 4
Loss from measurement to fair value less cost to sell (54) –
Net profit/(loss) 46 (84)
Attributable to:
Equity holders of the Company
47 (83)
Minority interest – –
47 (83)
Earnings/(Loss) per share for profit from continued operations attributable to the equity holders of the Company during the year (cents)
– Basic earnings/(loss)
33 (22)
– Fully diluted earnings/(loss) 33 (22)
Earnings/(Loss) per share for profit from discontinued operations attributable to the equity holders of the Company during the year (cents)
– Basic (loss)/earnings
(21) 1
– Fully diluted (loss)/earnings (21) 1
Dividends per share (cents)
– Interim
– –
– Proposed final – –
The currency convertion rates average for the year ended: 30 June 2007: US$1 = R7.20 (31 March 2007: US$1 = R6.36)
* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

P

CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2007
(US$)
At 30 June At 31 March At 30 June
2007 2007 2006
$ million $ million $ million
(unaudited) (audited)
ASSETS
Non-current assets
Property, plant and equipment
3 464 3 357 3 252
Intangible assets 328 311 317
Restricted cash 40 70 36
Investment financial assets 554 608 315
Investments in associates 1 – 266
Deferred income tax 330 212 275
Trade and other receivables 9 6 15
4 726 4 564 4 475
Current assets
Inventories
105 99 93
Trade and other receivables 114 162 101
Income and mining taxes 2 3 4
Cash and cash equivalents 101 65 91
322 330 288
Non-current assets classified as held for sale 180 – –
502 330 288
Total assets 5 228 4 893 4 763
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 639 3 510 3 555
Other reserves (53) (11) (38)
Accumulated loss (239) (140) (281)
3 347 3 359 3 236
Non-current liabilities
Borrowings
397 479 361
Net deferred taxation liabilities 710 578 596
Deferred financial instruments – 61 88
Provisions for other liabilities and charges 177 137 137
1 284 1 256 1 183
Current liabilities
Trade and other payables
156 142 167
Accrued liabilities 78 80 36
Borrowings 256 55 140
Cash and cash equivalents 31 – –
Shareholders for dividends 1 1 1
521 279 345
Liabilities directly associated with non-current assets
classified as held for sale
75 – –
Total liabilities 596 279 345
Total equity and liabilities 5 228 4 893 4 763
Balance sheet converted at conversion rate of US$1 = R7.04 (31 March 2007: R7.29) (30 June 2006: R7.17)
Number of ordinary shares in issue 399 608 384 398 678 495 394 369 190
Net asset value per share (cents) 838 843 5 771

P

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED
30 JUNE 2007
(US$)
Issued share
Other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance as at 1 July 2006
3 555
(38)
(281)
3 236
Issue of share capital
20
–
–
20
Currency translation adjustment and other
64
(15)
(7)
42
Net earnings
–
–
49
49
Balance as at 30 June 2007
3 639
(53)
(239)
3 347
Balance as at 1 July 2005
3 527
(82)
(207)
3 238
Issue of share capital
28
–
–
28
Currency translation adjustment and other
–
44
–
44
Net earnings
–
–
(74)
(74)
Balance as at 30 June 2006
3 555
(38)
(281)
3 236
Balances translated at closing rates of: June 2007: US$1 = R7.04 (June 2006: US$1 = R7.17)

P 47
SUMMARISED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007
(US$)
Year ended
Year ended
Quarter ended
Quarter ended
30 June 2007
30 June 2006
30 June 2007
31 March 2007
US$ million
US$ million
US$ million
US$ million
(audited)
(unaudited)
(unaudited)
Cash flow from operating activities
Cash generated/(utilised) by operations
170
54
(35)
71
Interest and dividends received
28
36
12
5
Interest paid
(31)
(32)
(12)
(7)
Income and mining taxes paid
(2)
(2)
(2)
–
Cash generated/(utilised) by operating activities
165
56
(37)
69
Cash flow from investing activities
(Decrease)/Increase in restricted cash
(4)
(32)
31
(30)
Net proceeds on disposal of listed investments
55
365
23
28
Acquisition of investment in associate
–
(321)
–
–
Net additions to property, plant and equipment
(354)
(262)
(110)
(97)
Other investing activities
(7)
–
(1)
(7)
Cash utilised by investing activities
(310)
(250)
(57)
(106)
Cash flow from financing activities
Long-term loans raised/(repaid)
114
(45)
91
22
Ordinary shares issued – net of expenses
19
29
5
–
Dividends paid
(1)
(1)
(1)
–
Cash generated/(utilised) by financing activities
132
(17)
95
22
Foreign currency translation adjustments
(8)
35
4
(7)
Net (decrease)/increase in cash and equivalents
(21)
(176)
5
(22)
Cash and equivalents – beginning of period
91
267
65
87
Cash and equivalents – end of period
70
91
70
65
Operating activities translated at average rates of: Year ended 30 June 2007: US$1 = R7.20 (Year ended 30 June 2006:
US$1 = R6.36) (Quarter ended 30 June 2007: US$1 = R7.15) (Quarter ended 31 March 2007: US$1 = R7.24)
Closing balance translated at closing rates of: 30 June 2007: US$1 = R7.04 (30 June 2006: US$1 = R7.17) (31 March 2007:
US$1 = R7.29)

P

GEOGRAPHICAL AND SEGEMENT INFORMATION YEAR ENDED 30 JUNE 2007 SOUTH AFRICA ($/imperial)
Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces milled     Grade Cost
$m $m $m $m Ounces (imperial) $/ounce
Freestate operations
Quality ounces
Masimong
95 82 13 15 147 958 1 074 0.138 552
Leveraged ounces
Harmony 2
30 30 – 5 46 274 516 0.090 646
Merriespruit 1 33 27 6 4 50 612 476 0.106 524
Merriespruit 3 28 25 3 3 43 541 444 0.098 575
Unisel 51 35 16 5 79 992 614 0.130 438
Brand 3 29 28 1 2 45 611 445 0.103 609
Brand 5 1 2 (1) – 918 12 0.077 1 661
Saaiplaas 3 – – – – – – – –
Surface 14 6 8 5 21 346 2 368 0.009 304
Other – – – – – – – –
Total Freestate 281 235 46 39 436 251 5 949 0.073 539
Evander operations
Quality ounces
Evander 5
36 29 7 5 55 643 377 0.148 520
Evander 7 39 38 1 12 61 044 447 0.137 616
Evander 8 76 46 30 11 118 692 843 0.141 386
Evander 9 – – – – – – – –
Surface – – – 1 – – – –
Other – – – – – – – –
Total Evander 151 113 38 29 235 379 1 667 0.141 482
Randfontein operations
Quality ounces
Cooke 1
48 33 15 2 75 698 425 0.178 434
Cooke 2 36 35 1 3 57 215 385 0.149 610
Cooke 3 58 44 14 14 91 332 622 0.147 483
Growth projects
Doornkop
37 25 12 38 57 364 597 0.096 439
Surface 12 6 6 7 18 974 895 0.021 305
Other – – – – – – – –
Total Randfontein 191 143 48 64 300 583 2 924 0.103 475
Elandsrand operations
Growth projects
Elandsrand
124 103 21 33 194 710 1 117 0.174 527
Surface – – – 1 – – – –
Other – – – – – – – –
Total Elandsrand 124 103 21 34 194 710 1 117     0.174 527

P

Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces milled     Grade Cost
$m $m $m $m Ounces (imperial) $/ounce
Freegold operations
Quality operations
Tshepong
203 112 91 26 318 887 1 824 0.175 351
Growth projects
Phakisa
– – – 32 – – – –
Leveraged ounces
Bambanani
121 108 13 17 189 683 1 190 0.159 567
Joel 51 33 18 4 79 923 504 0.158 418
Eland 1 – 1 – 2 420 11 0.229 –
Kudu/Sable – – – – 845 16 0.053 –
West shaft 5 8 (3) 1 7 377 93 0.080 1 075
Nyala – – – – – – – –
St Helena 14 18 (4) 1 21 319 241 0.089 840
Surface 2 – 2 1 3 035 300 0.010 147
Other – – – – – – – –
Total Freegold 397 279 118 82 623 489 4 179     0.149 448
ARMgold operations
Leveraged ounces
Orkney 2
33 26 7 4 52 275 311 0.168 504
Orkney 3 – – – – – – – –
Orkney 4 29 26 3 5 46 041 397 0.116 572
Orkney 6 13 12 1 6 20 668 239 0.086 578
Surface – – – – 125 1 0.215 21
Other – – – – – – – –
Total ARMgold 75 64 11 15 119 109 948     0.126 534
Avgold operations
Quality ounces
Target
91 53 38 16 142 433 904 0.158 370
Surface 1 1 – 2 1 316 147 0.009 781
Other – – – – – – – –
Total Avgold 92 54 38 18 143 749 1 051     0.137 374
Kalgold operations
Surface
36 27 9 – 56 129 1 740 0.032 485
Other – – – – – – – –
Total Kalgold 36 27 9 – 56 129 1 740     0.032 485
Other entities – – – – – – – –
Total South Africa 1 347 1 018 329 281 2 109 399 19 575 0.108 483
Australia
Mt Magent
86 71 15 20 136 428 1 874 0.073 518
South Kal 56 45 11 7 88 371 1 391 0.064 504
Papua New Guinea – – – 73 – – – –
Other entities – – – – – – – –
Total Australia 142 116 26 100 224 799 3 265     0.069 517
Total Harmony 1 489 1 134 355 381 2 334 198 22 840 0.102 486

P

Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces milled     Grade Cost
$m $m $m $m Ounces (imperial) $/ounce
Included in the above
are the following
discontinued operations:
South Africa
Orkney 2
33 26 7 4 52 275 311 0.168 504
Orkney 3 – – – – – – – –
Orkney 4 29 26 3 5 46 041 397 0.116 572
Orkney 6 13 12 1 6 20 668 239 0.086 578
ARM surface – – – – 125 1 0.215 21
Kudu/Sable – – – – 845 16 0.053 –
Total South Africa 75 65 10 15 119 955 964     0.124 539
Australia
Mt Magent
86 71 15 20 136 428 1 874 0.073 518
South Kal 56 45 11 7 88 371 1 391 0.064 504
Total Australia 142 115 26 27 224 798 3 265     0.069 513
Total Harmony
– discontinued
operations 217 180 36 42 344 753
4 230     0.082
522
Total Harmony
– continuing
operations 1 272 954 319 339 1 989 445 18 610 0.107 479

P 51
GEOGRAPHICAL AND SEGEMENT INFORMATION YEAR ENDED 30 JUNE 2006 SOUTH AFRICA ($/imperial)
Cash
Cash
operating
operating
Capital
Gold
Tons
Operating
Revenue
cost
profit/(loss)
expenditure
Produces
milled     Grade
Cost
$m
$m
$m
$m
Ounces
(imperial)
$/ounce
Freestate operations
Quality ounces
Masimong
73
67
6
15
136 153
1 020
0.133
489
Leveraged ounces
Harmony 2
37
34
3
4
69 446
597
0.116
483
Merriespruit 1
26
24
2
2
48 069
410
0.117
501
Merriespruit 3
23
24
(1)
2
43 691
452
0.097
554
Unisel
38
29
9
4
72 963
500
0.146
395
Brand 3
22
23
(1)
1
41 647
405
0.103
559
Brand 5
–
1
(1)
–
469
3
0.169
2 076
Saaiplaas 3
–
–
–
–
–
–
–
–
Surface
9
6
3
4
15 902
897
0.018
404
Other
–
–
–
–
–
–
–
–
Total Freestate
228
208
20
32
428 340
4 284
0.100
485
Evander operations
Quality ounces
Evander 5
32
33
(1)
6
62 388
450
0.139
530
Evander 7
43
33
10
10
83 202
435
0.191
392
Evander 8
67
45
22
10
128 849
814
0.158
348
Evander 9
–
–
–
–
–
–
–
–
Surface
–
–
–
1
–
–
–
–
Other
–
–
–
–
–
–
–
–
Total Evander
142
111
31
27
274 439
1 699     0.162
403
Randfontein operations
Quality ounces
Cooke 1
43
32
11
4
80 495
490
0.164
401
Cooke 2
32
23
9
4
59 836
353
0.170
386
Cooke 3
56
41
15
8
104 758
652
0.161
395
Growth projects
Doornkop
23
24
(1)
26
43 593
515
0.085
558
Surface
6
5
1
9
11 650
539
0.022
431
Other
–
–
–
–
–
–
–
–
Total Randfontein
160
125
35
51
300 332
2 549
0.118
416
Elandsrand operations
Growth projects
Elandsrand
90
89
1
31
170 867
987
0.173
523
Surface
–
–
–
–
–
–
–
–
Other
–
–
–
–
–
–
–
–
Total Elandsrand
90
89
1
31
170 867
987     0.173
523

P

Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces milled     Grade Cost
$m $m $m $m Ounces (imperial) $/ounce
Freegold operations
Quality operations
Tshepong
180 112 68 24 335 289 1 786 0.188 335
Growth projects
Phakisa
– – – 23 – – – –
Leveraged ounces
Bambanani
93 87 6 13 175 214 1 196 0.147 497
Joel 31 29 2 4 58 595 436 0.134 498
Eland 2 1 1 – 4 058 21 0.189 263
Kudu/Sable 1 1 – – 2 024 13 0.158 442
West shaft 13 14 (1) 1 25 525 206 0.124 535
Nyala – – – – 184 2 0.102 1 230
St Helena 7 11 (4) – 12 791 127 0.100 844
Surface 5 5 – – 11 019 336 0.033 489
Other – – – – – – – –
Total Freegold 332 260 72 65 624 699 4 123     0.152 416
ARMgold operations
Leveraged ounces
Orkney 2
37 30 7 2 69 877 347 0.201 425
Orkney 3 – – – – – – – –
Orkney 4 31 29 2 5 58 897 406 0.145 497
Orkney 6 – – – – – – – –
Surface – – – – – – – –
Other – – – – – – – –
Total ARMgold 68 59 9 7 128 774 753 0.171 458
Avgold operations
Quality ounces
Target
81 52 29 10 150 196 813 0.185 346
Surface 1 1 – – 746 204 0.004 1 298
Other – – – – – – – –
Total Avgold 82 53 29 10 150 942 1 017     0.148 350
Kalgold operations
Surface
39 32 7 – 77 071 2 008 0.038 412
Other – – – – – – – –
Total Kalgold 39 32 7 – 77 071 2 008     0.038 412
Other entities – – – – – – – –
Total South Africa 1 141 937 204 223 2 155 464 17 420     0.124 435
Australia
Mt Magent
80 59 21 23 148 822 1 918 0.078 399
South Kal 42 38 4 2 82 639 1 481 0.056 454
Papua New Guinea – – – 18 – – – –
Other entities – – – – – – – –
Total Australia 122 97 25 43 231 461 3 399      0.068 419
Total Harmony 1 263 1 034 229 266 2 386 925 20 819 0.115 433

P

Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces milled     Grade Cost
$m $m $m $m Ounces (imperial) $/ounce
Included in the above
are the following
discontinued operations:
South Africa
Orkney 2
37 30 7 2 69 877 347 0.201 425
Orkney 3 – – – – – – – –
Orkney 4 31 29 2 5 58 897 406 0.145 497
Orkney 6 – – – – – – – –
ARM surface – – – – – – – –
Kudu/Sable 1 1 – – 2 024 13 0.158 442
Total South Africa 69 60 9 7 130 798 766 0.171 458
Australia
Mt Magent
80 59 21 23 148 822 1 918 0.078 399
South Kal 42 38 4 2 82 639 1 481 0.056 454
Total Australia 122 97 25 25 231 460 3 398     0.068 419
Total Harmony
– discontinued
operations 191 157 33 32 362 258
4 164     0.087
433
Total Harmony
– continuing
operations 1 072 877 196 234 2 024 667
16 655     0.122
433

P 54
DEVELOPMENT RESULTS
(Metric)
Quarter ended June 2007
Channel Channel
Reef  Sampled
Width
Value
Gold
Meters
Meters
(Cm’s)
(g/t)  (Cmg/t)
Randfontein
VCR Reef
1,393
1261
65
30.26
1,954
UE1A
1,047
885
144
7.89
1,137
E8 Reef
95
39
140
8.15
1,139
Kimberley Reef
439
306
190
3.97
756
E9GB Reef
269
213
73
11.64
851
All Reefs
3,243
2,704
107
13.63
1,452
Free State
Basal
1,533
1,078
57
17.56
995
Leader
1,536
1,259
151
5.52
835
A Reef
370
354
130
3.35
436
Middle
322
306
218
2.06
447
B Reef
409
362
54
16.78
906
All Reefs
4,170
3,359
114
7.15
817
Evander
Kimberley Reef   1,780
1,704
57.33
21.45
1,230
Elandskraal
VCR Reef
198
108
181
9.10
1,647
Orkney
Vaal Reef
–
–
–
–
–
VCR
–
–
–
–
–
All Reefs
–
–
–
–
–
Target
Elsburg
737
745
261
9.94
2,592
Freegold JV
Basal
1,148
1,122
17
90.67
1,571
Beatrix
212
153
67
8.19
552
Leader
27
18
190
15.48
2,944
B Reef
–
–
–
–
–
All Reefs
1,387
1,293
26
57.27
1,469
DEVELOPMENT RESULTS
(Imperial)
Quarter ended June 2007
Channel Channel
Reef   Sampled
Width
Value
Gold
Feet
Feet
(inches)
(oz/t)  (in.ozt)
Randfontein
VCR Reef
4,570
4,137
25
0.90
22
UE1A
3,434
2,904
57
0.23
13
E8 Reef
312
128
55
0.24
13
Kimberley Reef   1,442
1,004
75
0.12
9
E9GB Reef
881
699
29
0.34
10
All Reefs
10,639
8,872
42
0.40
17
Free State
Basal
5,029
3,537
22
0.52
11
Leader
5,038
4,131
59
0.16
10
A Reef
1,215
1,161
51
0.10
5
Middle
1,057
1,004
86
0.06
5
B Reef
1,341
1,188
21
0.50
10
All Reefs
13,681
11,020
45
0.21
9
Evander
Kimberley Reef   5,840
5,591
23
0.61
14
Elandskraal
VCR Reef
650
354
71
0.27
19
Orkney
Vaal Reef
–
–
–
–
–
VCR
–
–
–
–
–
All Reefs
–
–
–
–
–
Target
Elsburg
2,418
2,444
103
0.29
30
Freegold JV
Basal
3,766
3,681
7
2.58
18
Beatrix
697
502
27
0.23
6
Leader
89
59
75
0.45
34
B Reef
–
–
–
–
–
All Reefs
4,551
4,242
10
1.69
17

P

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G Briggs (Acting Chief Executive)
F Abbott*, J A Chissano*
†
,
F T De Buck*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(*non-executive) (
†
Mozambique)
Investor Relations
Amelia Soares
Investor Relations Manager
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za
Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

P 56
NOTES
PRINTED BY INCE (PTY) LIMITED
REF W2CF03699

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 29 August, 2007
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name: Nomfundo Qangule
Title:   Chief Financial Officer